Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

APRIL 30, 2024

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended April 30, 2024 and October 31, 2023.

	12 Months Ended April 30, 2024	12 Months Ended October 31, 2023
	Actual	Actual
Interest coverage on subordinated indebtedness	19.41 times	14.80 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month period ending April 30, 2024 and October 31, 2023 the average monthly exchange rates were $1.3498 per US$1.00 and $1.3492 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended April 30, 2024 were $8,695.64 million, which is 19.41 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2023 were $6,364.74 million, which is 14.80 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three and six months ended April 30, 2024 and the consolidated financial statements for the year ended October 31, 2023. Certain comparative figures have been reclassified to conform with the current period’s presentation.